SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6 )


                          Winton Financial Corporation
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)



                                    976446104
                                 (CUSIP Number)


                                December 31, 1998

             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [x]    Rule 13d-1(b)
         [ ]    Rule 13d-1(c)
         [ ]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------------------
CUSIP No.   976446104                           13G
----------------------------------------

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    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Star Bank, N.A., Trustee of the Winton Financial Corporation Financial Corporation Employee Stock Ownership Plan

------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

           (a)


           (b)   X

------------------------------------------------------------------------------
    3      SEC USE ONLY



------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

------------------------------------------------------------------------------
                              5     SOLE VOTING POWER

                                    -0-

       NUMBER OF           ---------------------------------------------------
         SHARES               6     SHARED VOTING POWER
      BENEFICIALLY
          OWNED                     -0-
         BY EACH
       REPORTING           ---------------------------------------------------
         PERSON               7     SOLE DISPOSITIVE POWER
          WITH
                                    -0-

                           ---------------------------------------------------
                              8     SHARED DISPOSITIVE POWER

                                    -0-

-----------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

            X   See Item 4

------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           0%

------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           BK
------------------------------------------------------------------------------



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



----------------------------------------
CUSIP No.   976446104                       13G
----------------------------------------

-----------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Winton Financial Corporation Employee Stock Ownership Plan

-----------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

           (a)


           (b)    X

----------------------------------------------------------------------------
    3      SEC USE ONLY



----------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

----------------------------------------------------------------------------
                              5     SOLE VOTING POWER

                                    -0-

       NUMBER OF           -------------------------------------------------
         SHARES               6     SHARED VOTING POWER
      BENEFICIALLY
          OWNED                     -0-
         BY EACH
        REPORTING          -------------------------------------------------
          PERSON              7     SOLE DISPOSITIVE POWER
          WITH
                                    -0-

                           -------------------------------------------------
                              8     SHARED DISPOSITIVE POWER

                                    312,484

-----------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           312,484

----------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



-----------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           7.78%

----------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           EP

----------------------------------------------------------------------------

Item 1(a).      Name of Issuer:

                Winton Financial Corporation

Item 1(b).      Address of Issuer's Principal Executive Offices:

                5511 Cheviot Road
                Cincinnati, Ohio 45239

Item 2(a).      Name of Persons Filing:

                Star Bank, N.A.

                Winton Financial Corporation, Employee Stock Ownership Plan

Item 2(b).      Address of Principal Business Office or, if none,
                Residence:

                Star Bank, N.A.
                P.O. Box 118
                Cincinnati, Ohio 45201

Item 2(c).      Citizenship:

                Star Bank, N.A.:  Organized under the laws of the United States

                Winton Financial Corporation, Employee Stock Ownership Plan:
                  Organized in Ohio

Item 2(d).      Title and Class of Securities:

                Common Stock

Item 2(e).      CUSIP Number

                976446104

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                (a)  [ ]   Broker or Dealer registered under Section 15 of the
                           Act (15 U.S.C. 78o).

                (b)  [X]   Bank as defined in section 3(a)(6) of the Act
                           (15 U.S.C. 78c).


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

                (c)  [ ]   Insurance Company as defined in section 3(a)(19) of
                           the Act (15 U.S.C. 78c).

                (d)  [ ]   Investment  Company  registered under  section  8 of
                           the  Investment Company   Act  of  1940  (15   U.S.C.
                           80a-8).

                (e)  [ ]   An investment  adviser in  accordance  with ss.
                           240.13d-1(b)(1)(ii)(E).

                (f)  [X]   An  employee  benefit  plan  or endowment fund in
                           accordance with ss. 240.13d-1(b)(1)(ii)(F).

                (g)  [ ]   A  parent  holding  company  or control person in
                           accordance with ss. 240.13d-1(b)(1)(ii)(G).

                (h)  [ ]   A savings association as defined in Section 13(b) of
                           the Federal Deposit Insurance Act (12 U.S.C. 1813).

                (i)  [ ]   A church  plan  that is  excluded from the definition
                           of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

                (j)  [ ]   A   group,   in   accordance   with   ss.
                           240.13d-1(b)(1)(ii)(J).


Item 4.         Ownership:

               At December 31, 1998, there were 312,484 common shares of Winton Financial Corporation in the Winton Financial Corporation Employee Stock Ownership Plan (the "ESOP" or "Plan"). Star Bank, N.A., is the trustee of the Plan. As of December 31, 1998, 312,484 shares held by the plan have been allocated to plan participants.

               Under the terms of the Plan and related Trust Agreement, the trustee votes all shares allocated to the accounts of participants as directed by the participants to whose accounts such shares have been allocated. With respect to unallocated shares or allocated shares for which no voting instructions have been given, the trustee votes such shares in the same proportion as the shares of which voting instructions were received.

               The Trust Agreement provides that, except as otherwise provided in the Plan, the trustee shall vote the shares held by the ESOP as directed by the ESOP Committee of the Board of Directors of Winton Financial Corporation. Thus the ESOP Committee can direct voting of shares held by the Plan only if none of the participants to whom shares have been allocated provides voting instructions.

               The Securities and Exchange Commission has taken the position that the trustee of an employee stock ownership plan is the beneficial owner of shares for which no voting instructions have been received.

               At December 31, 1998, there were no pending matters for shareholder votes. Therefore, Star Bank, N.A. has determined that, at that date, it had no power to vote any of the shares held by the Plan because before the next anticipated shareholder vote, participants were still able to direct the voting of their shares and, without any voting instruction, the ESOP Committee would direct the voting.

               Star Bank, N.A., has no power to dispose of the shares, except as specifically directed by the Plan to pay participants.

Item 5.        Ownership of Five Percent or Less of a Class:

               Inapplicable

Item 6.        Ownership of More Than Five Percent on Behalf of Another Person:

               Inapplicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
               Company:

               Inapplicable

Item 8.        Identification and Classification of Members of the Group:

               Inapplicable

Item 9.        Notice of Dissolution of Group:

               Inapplicable





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





Item 10.       Certification:

                    By  signing  below,  I  certify  that,  to  the  best  of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                 STAR BANK, N.A.

2/5/99                                           By: /s/ Paul A. Carl
Date                                                 Paul A. Carl, Trustee

                                                 WINTON FINANCIAL CORPORATION
                                                 EMPLOYEE STOCK OWNERSHIP PLAN


2/5/99                                           By: Star Bank, N.A., Trustee
Date

                                                 By: /s/ Paul A. Carl
                                                     Paul A. Carl, Trustee








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




                                    EXHIBIT A

                   AGREEMENT FOR JOINT FILING OF SCHEDULE 13G


         The undersigned hereby agree that the Schedule 13G being filed with the Securities and Exchange Commission to report their beneficial ownership of more than 5% of the common shares of Winton Financial Corporation, an Ohio corporation, shall be, and is, filed on behalf of each of the undersigned.

                                                 STAR BANK, N.A.

2/5/99                                           By: /s/ Paul A. Carl
Date                                                 Paul A. Carl, Trustee

                                                 WINTON FINANCIAL CORPORATION
                                                 EMPLOYEE STOCK OWNERSHIP PLAN


2/5/99                                           By: Star Bank, N.A., Trustee
Date

                                                 By: /s/ Paul A. Carl
                                                     Paul A. Carl, Trustee











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